Filed by Calix, Inc.

Commission File No. 001-34674

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Occam Networks, Inc.

Commission File No. 001-33069

This filing relates to the proposed acquisition by Calix, Inc., a Delaware corporation (“Calix”), of Occam Networks, Inc., a Delaware corporation (“Occam Networks”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Calix, Ocean Sub I, Inc., Ocean Sub II, LLC and Occam Networks.

Conference Call Transcript

CALX – Q4 2010 Calix, Inc. Earnings Conference Call

FEBRUARY 3, 2011 / 09:30 PM GMT

CORPORATE PARTICIPANTS

Denis Quinlan

Calix Inc. - General Counsel

Carl Russo

Calix Inc. - President, CEO

Kelyn Brannon

Calix Inc. - EVP, CFO

CONFERENCE CALL PARTICIPANTS

Nikos Theodosopoulos

UBS - Analyst

George Notter

Jefferies & Company - Analyst

Chris Glancy

Avondale Partners - Analyst

Sanjiv Wadhwani

Stifel Nicolaus - Analyst

Ehud Gelblum

Morgan Stanley - Analyst

Mark McKechnie

Gleacher & Company - Analyst

PRESENTATION

Operator

(technical difficulty) — listen only mode. Following the prepared remarks there will be a question and answer session.

(Operator Instructions)

As a reminder, this conference is being recorded for replay purposes. I would now like to turn the floor over to Mr. Denis Quinlan, General Counsel for Calix. Mr. Quinlan?

Denis Quinlan - Calix Inc. - General Counsel

Thank you, Operator, and good afternoon, everyone. This conference call contains forward-looking statements, which are statements regarding future events including but not limited to the future business and financial performance of the Company and our expectations of revenue, gross margins, stock-based compensation and earnings per share, and our proposed acquisition of Occam Networks.

These forward-looking statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these forward-looking statements, which are based on management’s expectations, estimates, and judgments, and current trends and market conditions, and involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements.

More information about potential factors that could affect the Company’s business, results of operations and financial condition is contained in the Company’s periodic reports, including the Company’s quarterly report on Form 10Q for the fiscal quarter ended September 25, 2012, available at www.sec.gov.

All forward-looking statements are made as of the date of this conference call, and except as required by law, we do not intend and undertake no duty to update this information to reflect new information, future events or circumstances or otherwise. Although this call may be replayed as of a later date, its continued availability does not indicate that we are reaffirming or confirming any of the information contained in the live conference call today.

In addition, on this conference call, we will be discussing GAAP and non-GAAP results. These non-GAAP measures exclude certain non-cash charges and benefits, including stock-based-compensation expense, amortization of acquisition-related intangible assets, changes in the fair market value of preferred-stock warrants, preferred-stock dividends and acquisition-related costs, as we do not consider these items to be part of the Company’s ongoing operating activities or meaningful in evaluating the Company’s financial performance.

To help you better understand our results, we have included a detailed reconciliation between our GAAP and non-GAAP results in our earnings press release. This conference call will be available for audio replay in the Investor Relations section of the Calix Website at investor-relations.calix.com. In addition, our earnings press release has been posted to our Website. I’d now like to turn the call over the Calix President and CEO, Carl Russo. Carl?

Carl Russo - Calix Inc. - President, CEO

Thank you, Denis. Good afternoon, everyone, and welcome to our earnings conference call for the fourth quarter and fiscal year 2010. Joining me on the call today is Kelyn Brannon, our Executive Vice President and Chief Financial Officer.

I will provide a brief review of the business and marketplace, and then turn the call over to Kelyn to walk through the financials in detail. After that, I will come back and briefly discuss the business and marketplace looking forward.

Our fourth-quarter results were at the high end of our expectations and demonstrated continued strong growth in our business. We achieved record revenues for the Company in Q4 2010, up 21% over Q3. Non-GAAP gross-margin achievement in Q4 set a record as well, improving 340 basis points over Q3. This resulted in record profitability for Calix, with non-GAAP net income up nearly 84% over Q3.

Looking back on our performance in this, our first year as a public company, I thought it would be useful to reflect upon a statement we made during our IPO Road Show, which was that we believed Calix was poised for growth and, more importantly, poised to begin a virtuous cycle of profit expansion, based upon a highly leveragable business model.

We can now reflect on that assertion and judge it against our results. In 2010, we delivered a $24.4 million increase in non-GAAP profits on a $54 million increase in revenue. Stated succinctly, we earned $0.45 of profit on a non-GAAP basis for every incremental dollar of revenue. I think that you would agree this is a business model with leverage.

We continue to see growth across all aspects of our business, with increasing sales activity across all of our named regional and international accounts. Our new-customer acceleration was clearly illustrated in November at the annual Calix User Group Conference in Las Vegas, attended by over 1,100 customers, partners, and consulting engineers — a 50% increase in attendance over 2009.

One hot topic at the User Group was broadband stimulus, which is a major area of activity for our customers. We have continued to build on our momentum in securing vendor selections for stimulus awards; and, to date, Calix has announced that it has won the access business for 26 different broadband stimulus projects whose aggregate project funding is approximately $416 million, of which broadband access is just a portion of that total. This represents over two-thirds of the publicly announced last-mile project-vendor selections.

Since our last update in October, we have nearly doubled the total award value of our wins. Among our large named accounts, we are seeing continued focus on acquisition and consolidation, often resulting in broadband-expansion initiatives and their acquired properties. And while we are pleased with the activities in all of our named accounts, I wanted to take a moment and highlight those activities at Frontier, a longtime Calix customer, who acquired approximately 4.2 million access lines on July 1, 2010.

We are pleased to announce that, in the fourth quarter, we began to deploy Calix platforms into these networks, recently acquired from Verizon. Frontier continues to pursue an aggressive plan of consolidating back-office systems on a state-by-state basis, which creates an expanding opportunity for Calix to help Frontier meet subscriber demands for broadband in these states. Our business with Frontier grew again in Q4, as we continued to find expansion opportunities for our new products across Frontier’s network.

The Calix Unified Access Portfolio continued to gain momentum in the fourth quarter, fueled by increased demand for advanced broadband services among our customers’ subscribers. Setting new records as the fastest adopted system in our history, the EXA-powered E7-2 Ethernet service access platform continued to be widely deployed by our customer base. And as a testament to its success, over 90% of our announced broadband stimulus projects included the E7-2 as a key part of their fiber-access architectures.

Our customers also continued to upgrade their existing Calix C-7s, North America’s market-share-leading multiservice-access platform, to the advanced EXA-powered functionality, enabled in C-7 release 7.0. Over 100 of our customers have now upgraded to this release and gained significant operational efficiencies by transforming their networks from TDM, ATM and SONET to natively switched Ethernet service delivery.

Validating our fiber-forward strategy, I am proud to report that Calix has achieved the number-one market position in North America for delivering optical-line terminal ports. This is especially noteworthy, as we do not, as of yet, call on some of the largest service providers in North America. As the market continues to shift to fiber to meet emerging bandwidth demand, more communication service providers across North America are turning to Calix than all other vendors combined.

In Q4, we clearly began to see the positive effects of new-product traction, expanded market leadership and customer momentum reflected in our financial results. To provide details on those results, I will now turn the call over to our CFO, Kelyn Brannon. Kelyn?

Kelyn Brannon - Calix Inc. - EVP, CFO

Thank you, Carl, and good afternoon everyone. I’ll walk through our unaudited statement of operations and compare the fourth quarter ended December 31, 2010 to the prior quarter of 2010 and the fourth quarter of 2009. After that, I’ll briefly discuss the balance sheet.

A reconciliation of GAAP results to non-GAAP is provided in our earnings release. To arrive at non-GAAP results, we adjust for non-cash expenses, which include stock-based compensation, amortization of intangible assets, non-cash and non-recurring changes in fair-market value of preferred-stock warrants, preferred-stock dividends, and non-recurring acquisition-related costs. The acquisition-related costs are associated with our effort to acquire Occam Networks.

Revenue for the fourth quarter came in at a record $91.7 million, an increase of 21.5%, compared to the $75.5 million for the third quarter of 2010, and an increase of 3.8% from the $88.4 million reported in the fourth quarter of 2009.

As we have consistently shared, our business displays seasonality, and the fourth quarter is traditionally our strongest quarter of the year. Q4 of 2010 was no exception, with revenue up significantly over Q3 2010. Throughout 2010, our business saw increased momentum, and Q4 closed with strong demand across all our franchises and product lines.

Although Q4 comparisons year over year reflect only a slight growth, remember that the fourth quarter of last year included an extraordinary one-time spend by our largest customer, resulting in a significant revenue lift. In Q4 2010, that same customer’s buying patterns returned to a more normal trend.

During 2010, we had one 10% customer that comprised 29% of total revenues. This compares to one customer that comprised 38% of total revenues in 2009. We are pleased with the improved diversification in our customer base and the large number of new customers added during the year. International revenues comprised 15% of total revenues in 2010, as compared to 9% in 2009. We are encouraged by the growth in international-customer shipments in 2010.

As Carl mentioned, we have been selected by 26 broadband-stimulus award recipients to date, representing a significant amount of Calix business opportunity. However, fourth-quarter 2010 revenues associated with broadband stimulus were insignificant, as expected.

Non-GAAP gross margin for the fourth quarter was 44.3%, up from 40.9% in the prior quarter of 2010, and up from 35.4% from the year-ago quarter. The increase in the fourth quarter over the prior quarter reflected primarily cost reductions and product mix. In comparison to the prior-year quarter, margin improvement reflected cost reductions, product mix, and also customer mix.

Our performance in 2010 clearly reflects improvement in gross margin in accordance with our long-term business plan. I would like to remind you that we expect our gross margin to average around 42%; however, it can fluctuate up and down from quarter to quarter due to customer mix, product mix and the seasonality of our business.

Turning to operating expenses — before diving into operating expenses, I would like to call your attention to an item related to our corporate-management bonus plan. I am very pleased to point out that during the fourth quarter of 2010 we achieved our Company objectives for the year. In order to fully fund this bonus plan, we accrued $3.6 million for the full year ended 2010, of which $2.5 million was accrued in the fourth quarter of 2010. This accrual is included in each department’s expenses.

Turning to the operating line items — non-GAAP R&D spending was $14.2 million for the fourth quarter of 2010, an increase from $12.5 million in the prior quarter of 2010, and increase from $12.3 million in the corresponding period of 2009.

As noted before, the increase was primarily due to the accrual of the 2010 corporate-bonus plan, increased headcount and other related costs associated with new-product development, the expansion of our China development center, enhanced value-engineering resources and the pursuit of OSMINE certification targeted at product readiness for deployment at large strategic accounts.

Non-GAAP sales-and-marketing spending was $11.6 million for the fourth quarter of 2010, an increase from $9.1 million, compared to the prior quarter of 2010, and an increase from $9.3 million in the corresponding period of 2009. The increase in 2010 was primarily the result of increased marketing efforts specifically related to our highly successful 2010 Calix User Group Conference. Additionally, we had an increase in headcount and associated — as well as the previously mentioned 2010 corporate-bonus plan.

Non-GAAP G&A spending was $4.5 million for the fourth quarter of 2010, an increase from the $3.5 million compared to the prior quarter and an increase from $2.8 million in the corresponding period of 2009. The increase was driven by the costs associated with becoming a fully operational public company and the corporate-bonus accrual.

Non-GAAP operating income for the fourth quarter of 2010 was $10.3 million, an increase as compared to $5.8 million in the prior quarter of 2010, and an increase as compared to income of $6.9 million in the corresponding period of 2009.

Non-GAAP operating income excludes non-cash items of stock-based compensation, amortization of intangible assets, and non-recurring acquisition-related costs of $1.8 million recorded in the fourth quarter of 2010, related to our ongoing effort to acquire Occam Networks. The acquisition’s costs were entirely comprised of legal, accounting and public-filing printing costs.

Given our federal net-operating-loss carry-forwards in excess of $380 million, we do not anticipate incurring meaningful income-tax expenses for the foreseeable future. As mentioned in our last earnings call, we anticipated an income-tax benefit in the fourth quarter of 2010, which resulted in a tax benefit of $354,000. Non-GAAP net income for the fourth quarter was $10.7 million or fully diluted earnings of $0.26 per share. This compares with non-GAAP net income of $5.8 million, or fully diluted earnings of $0.15 per share, in the prior quarter, and with a non-GAAP net income of $6.9 million, or fully diluted earnings of $0.21 per share, in Q4 of 2009, assuming the conversion of preferred stock to common stock as of the beginning of the Q4 2009 period.

Turning to the balance sheet — at December 31, 2010, cash and markable securities was $98.3 million, a decrease of $10.9 million from the $109.2 million at September 25, 2010. Net accounts receivable increased by $10.5 million sequentially from Q3 2010 as a result of increased shipment volume we experienced in the latter half of Q4 2010.

Our average DSOs on accounts receivable were at 35 at the end of Q4, versus 37 in the prior quarter of 2010. We expect to collect on these receivables in the first quarter. Inventories were $24.6 million, yielding inventory turns of $7.6 million, up from $6.0 million in the prior quarter of 2010.

Deferred revenue was $25 million, a decrease of $3.5 million over the prior quarter. This decrease has been a normal and expected trend, as we adopted accounting standards for revenue recognition on January 1, 2010, which allows for recognition of revenue upon partially delivered orders. We expect this trend to continue as we complete contracts entered into prior to 2010; however, we would expect an increase in deferred revenue in 2011 and beyond as a result of broadband-stimulus business awarded to Calix. Operating cash flows were a record $9.2 million for 2010, an increase of $7.8 million when compared to 2009 operating cash flows of $1.4 million.

Before I provide our Q1 outlook, as Carl will be discussing in his concluding remarks, the timing of the Occam acquisition has been delayed. And, therefore, today, I will only be giving Calix stand-alone guidance for the coming quarter. I would suggest that the analysts not change their models, as we will provide more specific combined quarterly Company guidance for 2011 soon after the close of the transaction.

As previously discussed, our seasonality more heavily impacts our fourth and first-quarter results. And our first physical quarter is typically our lightest-revenue quarter of the year. As such, we expect Q1 2011 revenue to range between $61 million to $66 million. We expect our Q1 non-GAAP EPS to be approximately break-even, calculated on fully diluted, weighted-average shares for the quarter of approximately $41.5 million. We expect the basis weighted-share count to be approximately 38.8 million shares. In this guidance, we are anticipating a nominal tax provision for Q1 of 1%. For Q1, we expect stock-based compensation to be approximately $7 million to $7.5 million. With that, I’ll turn the call back over to Carl.

Carl Russo - Calix Inc. - President, CEO

Thank you, Kelyn. We believe the fundamental drivers of our business — consumer and business demand for bandwidth-hungry services — continue to expand globally and are accelerating much faster than the network’s ability to meet this demand. Thus, we have a special urgency to execute on our vision of a unified-access infrastructure so that our customers may be best positioned to meet this demand and win in the marketplace.

At the Calix User Group Conference, we announced two major additions to our unified-access portfolio, which will allow our customers to take advantage of accelerating broadband deployment to win in the marketplace. First, we announced the E7-20 multi-terabyte, Ethernet-service-access platform — a low-latency, high-capacity access concentrator, with a two-terabyte-per-second backplane that ushers in a new era of pure IP-access systems. Optimized for the emerging capacity requirements of an all-video world, the E7-20 supports 100 gigabytes per second to every one of its 20-line-card slots and features an elegant mechanical design capable of easily handling the requirements of massive fiber-access deployments.

We also announced a new edition to our growing family of E3 sealed Ethernet-service access nodes, the E3-48. Delivering up to 100 megabytes per second to each subscriber on existing copper, the E3-48 delivers 48 ports of VDSL-2 with ADSL fall-back and support for vectoring and bonding. It also provides up to 30 gigabytes per second of industry-standard Ethernet trunk capacity, as well as the flexibility to be deployed in rings, daisy chains, and point-to-point architectures. Clear examples of access innovation, both of these systems set new standards of performance in the industry and have been well received by the market. We will begin customer trials in the first half of 2011.

We are also looking forward to closing the Occam Networks acquisition, which we announced on September 16th of 2010. On January 24, the Delaware Chancery Court issued an injunction requiring that additional disclosures be made available to Occum stockholders prior to the vote being taken. Accordingly, Occum adjourned its special meeting of stockholders, scheduled for January 27, and announced it would reconvene on February 22, 2011. We are confident that the transaction will close prior to the end of February.

As you’ve seen through our financial results as well as our press releases throughout the quarter, Calix continues to see increased momentum in every segment of our business, whether product, customer, geography or new market, as well as deeper penetration of our existing customers.

This momentum, as well as the excitement generated by our new solutions introduced during the quarter, reinforces our belief that the unified-access approach, coupled with a long-term architectural view of the access infrastructure, is the best way for our customers, and for Calix, to build strategic value.

As we look to Q1, we see a clear path to achieving our goals, but remain mindful of the macroeconomic climate; and, therefore, we will keep our hands close to the levers as we manage our business. At this point, I’d like to turn the call over for questions. Operator?

QUESTION AND ANSWER

Operator

(Operator Instructions)

Your first question comes from the line of Nikos Theodosopoulos with UBS. Please proceed.

Nikos Theodosopoulos - UBS - Analyst

Hi. Can you elaborate a little bit on the gross-margin commentary? Clearly, it was a good result this quarter. You mentioned mix in cost reductions. Can you elaborate a little bit more on what the mix in cost reductions were and whether either of those are sustainable going forward?

Carl Russo - Calix Inc. - President, CEO

Nikos, let me start the answer. And, Kelyn, you may want to add some color. So to the allusion of mix — that’s correct. And as we stated in highlighting some of the success items — being the C7 release 7.0, the E7-2 — we are clearly seeing those be meaningful in the business. And so every trend would indicate that we’re going to continue to see the success of those products. I would only, obviously, caution you, as we have, that margins can move around on any given quarterly basis. But we certainly feel strong about the trends in the business.

Nikos Theodosopoulos - UBS - Analyst

Okay. And, then, the cost-reduction aspect of that — was that less of a factor, then — the mix was more of the factor?

Carl Russo - Calix Inc. - President, CEO

The mix is clearly the factor — I think that’s the easiest to look at. But as we’ve stated before, we believe that the whole team here is executing very well on product-market fit, cost reductions, et cetera, and that that will continue quarter in and quarter out. So we certainly believe that that is sustainable. Kelyn, any comments?

Kelyn Brannon - Calix Inc. - EVP, CFO

No, I would agree with you. We continue to exact leverage out of our supply chain. But I will also say that we leveraged our fixed costs with higher volumes, also.

Nikos Theodosopoulos - UBS - Analyst

Okay. And just one other quick question — on the broadband stimulus — you mentioned it was not material this quarter, but you expect deferred revenues to increase over the year as those contracts enter into deferred. Are we still looking at the second half of this year as to when the incremental revenues from that would be something material for the Company? Or would you say it’s even beyond that?

Kelyn Brannon - Calix Inc. - EVP, CFO

I don’t think that, to date, given what we’ve seen coming in, that we would change what we’ve been saying on the past couple of calls — that we believe that it’s still going to be more heavily skewed towards 397. We believe that a lot of the vendor selections are going to occur over the next couple of quarters. And, historically, we’ve always looked at kind of a delay in revenue recognition of some 180 and 200 days. So we’re looking at the back half of 2011, 2012 and, perhaps, even 2013, as these very lengthy projects get started.

Nikos Theodosopoulos - UBS - Analyst

Great. Okay, all right. Thank you.

Operator

Your next question comes from the line of George Notter with Jefferies & Company. Please proceed.

George Notter - Jefferies & Company - Analyst

Hi. Thanks very much, guys. I had a question about gross margins also. Did I hear you correctly in saying that gross-margin guidance would be more like 42% going forward?

Kelyn Brannon - Calix Inc. - EVP, CFO

George, you did hear that. I think what we’ve always said is that our near-term model has been 42%. And I think, back on September 16, as we were looking at the combined entities, that we thought that 42% would be behind us. What I will tell you is that we are — we still consider that our near-term model. But I would caution, again, based on our seasonality and product and customer mix, any particular quarter, we could be ahead or behind that.

George Notter - Jefferies & Company - Analyst

I guess I bring it up because I just look at the revenue trajectory of the Company — I’m assuming we get some stimulus revenue in this year — would assume you’d get some more leverage on top line that could help margins. I guess I’m assuming, also, that release 7 would probably accelerate in terms of the pace of upgrades. You’re getting more of a mix-shift on E Series. The question here is, why couldn’t you get gross margins, looking forward, above the 42% range?

Carl Russo - Calix Inc. - President, CEO

So, George — this is Carl — I want to reiterate something that Kelyn said, which is, again, we’re giving one quarter of guidance. When the Occam transaction closes — soon thereafter, we’ll be back out. And I think that will be the appropriate time to go through this — when we have a full view of all of these pieces. So I think your questions are spot-on. But I don’t think we feel like we’re in a position to accurately set those expectations until we close.

George Notter - Jefferies & Company - Analyst

Got it. Okay. And, then, just one follow-up — on CenturyLink — I guess the 29% customer you’re referencing — I assume is CenturyLink. The math would suggest that the account was roughly flat in dollar terms, year on year, which is fine.

If you look forward to them closing the transaction with Qwest — any new perspectives there in terms of what their spend rates would look like? Any sense that there could be some disruption associated with the combination of those two entities as they go through integration and so on?

Carl Russo - Calix Inc. - President, CEO

Well, let me go back through your math, because you’re exactly right. As you remember, we had messaged back when we went public that we had modeled CenturyLink to be flat in this year. And we thought “flat,” given the accelerated spend that they had displayed the year before was going to be a good result, and that’s exactly what has occurred.

We’ve also further messaged that as we look forward, CenturyLink has always displayed an investment behavior in their networks to go and become more competitive as they have closed a transaction. So, as we look forward, we anticipate that CenturyLink will look at the newly merged entity — which, again, is scheduled for the first-half-of-next-year close — has an opportunity to go and invest in those networks and gain share.

So I don’t think we’re going to see anything that’s going to slow that down. It would be an unusual behavior for them. But we’re not running their business. We’re just looking at their past behaviors and saying, we expect them to start the investment process and, then, the combined entity. Does that make sense?

George Notter - Jefferies & Company - Analyst

Got it, yes. Fair enough. Thanks very much.

Carl Russo - Calix Inc. - President, CEO

You’re welcome, George. Thank you.

Operator

Your next question comes from the line of Blair King with Avondale Partners. Please proceed.

Chris Glancy - Avondale Partners - Analyst

Hey, guys. This is [Chris Glancy] for Blair King. I’ve got a question regarding the — can you guys hear me?

Carl Russo - Calix Inc. - President, CEO

We can hear you fine, Chris.

Chris Glancy - Avondale Partners - Analyst

All right. So the revenue mix on the stimulus projects that you’re a part of — just trying to get a feel for how that is going to play out, or how you think it’s going to play out. I think you said 90% are going to use the E7 in some respect. Is that any different than your non-stimulus customers? Or do you expect it to be?

Carl Russo - Calix Inc. - President, CEO

Yes. So the answer is, yes, we do expect it to be, and here’s why. The vast majority of the stimulus award-winners are being given the opportunity to basically go build the network of the future that they would build, ordinarily, three or four years from now. Given that opportunity, they are going to build an all-IP-over-glass network infrastructure. And you may have heard in my prepared comments that the E7-20 ushers in a new era of a pure-IP access system. Its little brother, the E7-2 has been doing that for the past year. So when our customers look at a pure IP-over-glass network — and that’s really what it’s focused on — then the E7-2, we believe to be not only the best fit in our portfolio, but, frankly, the best fit in the market.

Chris Glancy - Avondale Partners - Analyst

Okay. That’s somewhat what I expected. So thanks for that. Digging a little bit deeper — getting into some specifics on TDS — I know you can’t comment specifically on them, but I think you guys put out a press release recently that said they’re going to upgrade in about 20 states overall — I think that’s up from seven. I’m just trying to get a feel for — is this opportunity — is this phase of upgrade a larger opportunity than the last phase, where they rolled out seven-states equivalent — maybe just kind of an idea, a direction would help. Thanks.

Carl Russo - Calix Inc. - President, CEO

Well, I think the direction — I think you picked two great data points. One is the broadband stimulus, which is a brand-new network, IP-over-glass. And TDS is taking their existing infrastructure and actually moving it towards a VDSL-2 high-speed Evolution-2 IP, which is precisely what the C7 was designed to do. So they’re actually moving towards a high-speed IP network by evolving their network infrastructure, literally, by the addition of a card and a software load. Does that make sense?

Chris Glancy - Avondale Partners - Analyst

Yes. Well, I guess, more or less what I was asking is, is the opportunity bigger — is the upgrade bigger in these 13 states that their adding on in 1Q, versus the seven that they’ve already done?

Carl Russo - Calix Inc. - President, CEO

I don’t know the specifics so I don’t want to misstate. But, clearly, they are continuing to roll investment through their territories as they continue to be in their markets — the best high-speed-broadband provider of choice. That’s their goal. So I don’t know if I can give you, directionally, whether this is larger or smaller, and I’m not sure I would.

Chris Glancy - Avondale Partners - Analyst

Okay. That’s fair. Thanks.

Carl Russo - Calix Inc. - President, CEO

Welcome.

Chris Glancy - Avondale Partners - Analyst

I’ve got one more about the deferred-revenue drop. I was just wondering if you could give us any color on how much of that was due to that Q2 ‘08 booking that you had.

Kelyn Brannon - Calix Inc. - EVP, CFO

As I’ve stated — that’s a good question. As I stated on the last call, when we looked at the deferred-revenue balance, at the end of Q3, there was nothing of any significance there that would be coming back. However, we did recognize revenue from the deal that was booked in April of 2008. And a good chunk of that was ordered and shipped within the — as normal business within Q4.

Chris Glancy - Avondale Partners - Analyst

So can you give us any clue as to the dollar range? I think you said $13 million came out last quarter?

Kelyn Brannon - Calix Inc. - EVP, CFO

It was smaller than that.

Chris Glancy - Avondale Partners - Analyst

Okay.

Kelyn Brannon - Calix Inc. - EVP, CFO

And that — there will be small amounts of revenue that you’ll see flowing through as the build-out concludes in the first half of 2011.

Chris Glancy - Avondale Partners - Analyst

Okay. That’s all for me. Thanks, guys.

Operator

Your next question comes from the line of Sanjiv Wadhwani with Stifel Nicolaus. Please proceed.

Sanjiv Wadhwani - Stifel Nicolaus - Analyst

Thanks. It’s Sanjiv Wadhwani. Carl, I’m just curious if you could give any updates on Qwest. You are continuing the OSMINE certification. I think last quarter you had indicated that there were some prototypes being built for Qwest. Sort of — any update on what’s going on there, particularly given that, obviously, they’re getting closer to the merger getting consummated?

Carl Russo - Calix Inc. - President, CEO

So, as you saw in this quarter, with the information that we disseminated on Frontier, when we believe there are things that are material and significant, we will release them, obviously. So, to your point, at Qwest and the OSMINE process, we are — take this in the spirit in which it’s intended with OSMINE — we’re chugging right along, according to plan.

Sanjiv Wadhwani - Stifel Nicolaus - Analyst

Okay, fair enough. Also, I’m just curious — on broadband stimulus — have you seen any rebidding of broadband-stimulus projects post the announcement of your merger with Occam? I think we’ve sort of identified maybe one — even two — deals where Occam was the incumbent, but you guys have won sort of the — those deals. So I’m just curious if you could give us some color of what might be going on in broadband stimulus vis-a-vis Occam and you guys.

Carl Russo - Calix Inc. - President, CEO

Well, I would broaden it to vis-a-vis Occam — because, obviously, until the transaction is closed, we’re competitors. And there’s a set of competitors that we deal with every day. And I think, in those circumstances, that you’re outlining, it goes back to what, actually, Chris was talking about on broadband stimulus, which is these networks that are being built are almost exclusively all IP-over-glass networks. And we are resolute in our beliefs that we have architected the best platform for an all—IP-over-glass access infrastructure, and that’s the E7.

And we think that when customers — even customers for whom we are not the incumbent, get a look-see of the E7 — they understand the capacity, the power, the headroom and the lifecycle; the ease of use. And it helps them make that choice. So, to me, it’s literally about a tight product-market fit for the E7 into an all-IP-over-glass access network of the future.

Sanjiv Wadhwani - Stifel Nicolaus - Analyst

Got it, all right. Thanks so much, guys.

Operator

Your next question comes from the line of Ehud Gelblum with Morgan Stanley. Please proceed.

Ehud Gelblum - Morgan Stanley - Analyst

Hi, guys. Thanks. Going back to gross margins for a quick moment — I’m imagining that the C7 [onto a] platform upgrade is roughly 90% plus margin, in terms of software?

Carl Russo - Calix Inc. - President, CEO

Wait a minute. I’m sorry. Ehud, back up a second. I missed what you said. Did you say C7?

Ehud Gelblum - Morgan Stanley - Analyst

The C7.0 platform upgrade?

Carl Russo - Calix Inc. - President, CEO

Yes?

Ehud Gelblum - Morgan Stanley - Analyst

Very high margin?

Carl Russo - Calix Inc. - President, CEO

But did I hear you say software drives that?

Ehud Gelblum - Morgan Stanley - Analyst

Something to that effect.

Carl Russo - Calix Inc. - President, CEO

Okay, so let — yes, so let me make — take you back through a couple things. Number one, I think we’ve gone on record as saying, obviously, the 7.0 upgrades will be higher than corporate gross average margins — number one. Number two, our software — system software — provided to the customer has CMS — is free. So what you actually see driving that is the switching cards that complete that, if you will, transformation from a TDM-ATM SONET network to an IP-over-Ethernet network. So I just want to make sure I didn’t mislead you there.

Ehud Gelblum - Morgan Stanley - Analyst

Okay, so — no, I wasn’t (inaudible). So as you go through that upgrade cycle, it does add to gross margin, but not incredibly so — not as — because a lot of — it’s all included in your regular-services price?

Carl Russo - Calix Inc. - President, CEO

What drives the margin is the cards. It certainly has a positive uplift on the business. We’ve got lots of customers with existing C7s that are going to be moving towards this infrastructure over time, because the Internet is going to move there. So I’m not sure how I can better characterize it. We are very, very early — even though we announced 100 customers — keep in mind how customers deploy things — they bring it in the lab, they test it, they start to deploy it.

Ehud Gelblum - Morgan Stanley - Analyst

Right.

Carl Russo - Calix Inc. - President, CEO

We are in the first inning of this upgrade cycle on the C7.

Ehud Gelblum - Morgan Stanley - Analyst

So other than saying it’s one inning out of nine, how do we get a sense as to how far along are we through? Are we through the upgrade? Is it 5%, 10%, 20%? And when do you think we’re (inaudible - multiple speakers) 90%?

Carl Russo - Calix Inc. - President, CEO

One inning may not — one inning is actually algebraically incorrect. It’s earlier than that. How’s that?

Ehud Gelblum - Morgan Stanley - Analyst

Well, I guess there’s always an optionality for extra innings. So (inaudible - multiple speakers) 13 or 14.

Carl Russo - Calix Inc. - President, CEO

By the way — okay, extra innings would be good. Now, it’s — it is very, very early.

Ehud Gelblum - Morgan Stanley - Analyst

(inaudible - multiple speakers) 10%. Okay.

And that — how long do you think it takes for that transition to happen? Is that a year transition, or is that like a three-year transition — before we get to a place (inaudible - multiple speakers) — let’s say 70% — 80%?

Carl Russo - Calix Inc. - President, CEO

So I think it’ll happen over — it’ll happen over a lot of years. Look, not every system will get upgraded. Right? So you’ve been around the business long enough to watch system upgrades, et cetera. But this one, in particular, we believe is going to reach virtually all C7s over time because they’re in the access infrastructure, and the Internet demand is what’s going to drive those upgrades. So two years, three years, four years — it’s got to be something along that line. It’s not in one year. No way.

Ehud Gelblum - Morgan Stanley - Analyst

Okay. Question for both of you, I guess — as we look at Q1 — obviously a lot of moving parts and a completely different mix of the business from Q4 — Kelyn, when you said 42%, were you referring to Q1? Or would the low volume for Q1 bring the gross margin down below that?

Kelyn Brannon - Calix Inc. - EVP, CFO

What we have seasonally seen is that if you look at Q1 — and based on the lower volume — this is where we would be behind where our annual target would be. And it’s also — it could be due to the customer and the product mix.

Ehud Gelblum - Morgan Stanley - Analyst

Now, the deferred revenue that you did recognize for $7 million, I think, or so — was that — off the balance sheet — was that a high-gross-margin business or was that a corporate-average-gross-margin business?

Kelyn Brannon - Calix Inc. - EVP, CFO

So when you think about the recognition or the net down and the deferred revenue, it’s a normal skew of business. So there was nothing incredibly high or incredibly low. It’s the kind of typical mix.

Ehud Gelblum - Morgan Stanley - Analyst

Okay. But we should be thinking — because of volume — we should be thinking Q1 is below that 42%, and then ramps throughout the year?

Kelyn Brannon - Calix Inc. - EVP, CFO

Below the — did you say 46% or 42%?

Ehud Gelblum - Morgan Stanley - Analyst

42%.

Kelyn Brannon - Calix Inc. - EVP, CFO

Okay. I thought you heard 46%. I went, woo. No — yes, I would look at that — from a seasonality perspective — and you think about the product mix and the customer mix kind of coming in — how budgets get set — it will be lower than 42%. Again, we get — we fluctuate up and down based on those factors.

Ehud Gelblum - Morgan Stanley - Analyst

Right.

Kelyn Brannon - Calix Inc. - EVP, CFO

And Q1 is our lightest quarter from a revenue perspective.

Ehud Gelblum - Morgan Stanley - Analyst

I appreciate it — great. Two other things — one is, can you give us a sense of what the headcount was this quarter and how it changed from last quarter? And, then, on an — it’s interesting what you said, Carl, about Frontier converting its states to — off of the Verizon back-office systems. Can you give us a sense as to what percentage of the way is Frontier through that conversion and when they’ll be pretty much 100% complete?

Carl Russo - Calix Inc. - President, CEO

Okay.

So, Kelyn, do you want to do the headcount first?

Kelyn Brannon - Calix Inc. - EVP, CFO

Happy to. So we ended the year at around 467 heads. And we were up about four heads from Q3.

Ehud Gelblum - Morgan Stanley - Analyst

Okay.

Carl Russo - Calix Inc. - President, CEO

So let’s go back to Frontier for a moment, Ehud. So what’s going on — and you saw in my language — that they are doing a rolling conversion of their back-office systems. You may remember comments that we made a couple of quarters back, when it was announced, that Frontier had committed to upgrading 250,000 of the 4.2 million access lines as they closed the merger — or the acquisition, if you will — of the Verizon lines. Do you remember that?

Ehud Gelblum - Morgan Stanley - Analyst

Yes.

Carl Russo - Calix Inc. - President, CEO

And, at that time, we had said that, conservatively, we thought nothing would happen before year end for us. Apparently, we were conservative and things have gone a little bit better than planned. And so they’re going to roll through their territories over the time that they have to do things. So I can’t speak for the customer.

Frontier has a very aggressive plan internally to be competitive in broadband in all of their territories. So I just don’t know the answer to the question. I would almost, by definition, have to direct you to them. But I know — obviously, we know what they’re trying to achieve. Right? So they went and acquired those lines to go win in those markets.

Ehud Gelblum - Morgan Stanley - Analyst

Okay — helpful. If I could sneak one last in — can you give us a sense as to what kind of — I know I’m hogging this up, and I’ll be gone in a second — what percent of revs, relatively speaking, were ONTs and how that may have changed quarter to quarter?

Carl Russo - Calix Inc. - President, CEO

The mix was nominal in that regard.

Ehud Gelblum - Morgan Stanley - Analyst

Okay, thank you.

Carl Russo - Calix Inc. - President, CEO

Thanks, Ehud.

Operator

Your next question comes from the line of Mark Sue with RBC Capital Partners. Please proceed.

Unidentified Participant

Hi, this is Joe on, for Mark. As you add to your product portfolio organically and proceed through the Occam acquisition, are there other product areas that you feel you need to build your capabilities in?

Carl Russo - Calix Inc. - President, CEO

I appreciate the question, Joe, but, obviously, wouldn’t speak to them on this open line.

Unidentified Participant

Okay, understood. And as you are moving through the Occum acquisition, and it’s moving — getting a bit closer — is it changing the dialogue with the existing dialogue base? And can we get a sense for the overall reaction on their part?

Carl Russo - Calix Inc. - President, CEO

So it hasn’t changed the dialogue per say, frankly, since it was announced. So we announced it on September 16, and the dialogue has been pretty consistent. I think the reaction has been very positive. But since then, nothing has really changed. And it won’t change until the transaction is closed, for a simple reason — we’re competitors until that point in time. And so, as such, obviously, we don’t talk about the businesses per say.

Unidentified Participant

Okay, thank you.

Carl Russo - Calix Inc. - President, CEO

Thanks, Joe.

Operator

(Operator Instructions)

Your next question comes from the line of Mark McKechnie with Gleacher & Company. Please proceed.

Mark McKechnie - Gleacher & Company - Analyst

Great, thanks, and congrats on the quarter there. I wanted to ask you — I don’t know if you’ve shared with — or not — but visibility on that guidance into Q1 — can you give us a sense of how much is booked and how much you’d need to do turns — and anything you can talk about — any visibility into Q2? Thanks.

Carl Russo - Calix Inc. - President, CEO

Mark, I appreciate the question. No, we typically do not share what percentage is in the quarter booked, backlog, et cetera. We do our best to look at the business as we have always looked at it and set those expectations. So since I’m not answering your first question, do you have a second one?

Mark McKechnie - Gleacher & Company - Analyst

Yes. The second one is if — do you have any changes — with the slight delay in this Occum Acquisition, does that change any of the initial guidance you gave when you made the acquisition?

Carl Russo - Calix Inc. - President, CEO

Good question. And, Kelyn, let me ask you to address that, please.

Kelyn Brannon - Calix Inc. - EVP, CFO

So, at this particular time, we are not changing what we said September 16th. And I think we talked about being north of $400 million in revenue and 42% margin. And we were still looking at an accretion target on a $0.60 kind of first-call at that point. And as we close this transaction — and we expect it to close at the end of the month — we will be getting back to all of you folks in a short period of time to set quarterly combined guidance for 2011. Stay tuned.

Carl Russo - Calix Inc. - President, CEO

So, simply stated — not that Kelyn didn’t — but the movement is not significant enough to alter anything that we had said that the time of the close, Mark.

Mark McKechnie - Gleacher & Company - Analyst

Got you. Thanks, guys.

Carl Russo - Calix Inc. - President, CEO

Thank you.

Operator

And we have no further questions. I would now like to turn the call back over to Mr. Carl Russo, with closing remarks.

Carl Russo - Calix Inc. - President, CEO

Great. If there’s no further questions, we’ll go ahead and wrap up the call. We very much thank you for joining. We look forward to speaking with you again after the close of the first quarter.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Have a great day.

Additional Information and Where to Find it

Calix filed a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”) and Occam Networks mailed its stockholders a definitive proxy statement/prospectus in connection with the transaction. Investors are urged to read the proxy statement/prospectus and any amendments thereto and other relevant documents filed with the SEC because they contain important information. Security holders may obtain a free copy of the proxy statement/prospectus and any amendments thereto and other documents filed by Calix and Occam Networks with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus, as amended from time to time, and other documents may also be obtained for free by contacting Calix Investor Relations by e-mail at Carolyn.Bass@Calix.com, by telephone at 415-445-3232 or by mail at Investor Relations, Calix, Inc., 1035 N. McDowell Blvd., Petaluma, CA 94954 or by contacting Occam Networks Investor Relations by e-mail at ir@occamnetworks.com, by telephone at 805-692-2957, or by mail at Occam Networks Investor Relations, 6868 Cortona Drive, Santa Barbara, CA 93117.

Participants in the Acquisition of Occam Networks

Calix, Occam Networks, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies are set forth in the proxy statement/prospectus dated December 14, 2010 filed with the SEC. Information regarding certain of these persons and their beneficial ownership of Calix common stock as of December 31, 2009 is also set forth in the prospectus filed by Calix on March 24, 2010 with the SEC. These documents are available free of charge at the SEC’s web site at www.sec.gov or by going to Calix’s Investor Relations page on its corporate website at www.Calix.com. Information concerning Occam Networks’ directors and executive officers is set forth in Occam Networks’ proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 8, 2010. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Occam Networks’ Investor Relations page on its corporate web site at www.Occam.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Calix stockholders or Occam Networks stockholders generally is set forth in the proxy statement/prospectus filed with the SEC.

Forward Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “believes,” “views,” “expects,” “projects,” “hopes,” “could,” “will,” “intends,” “should,” “estimate,” “would,” “may,”

“anticipates,” “plans” and other similar words. These statements are based on management’s current expectations, estimates, forecasts, projections and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These forward-looking statements include, but are not limited to, statements such as those regarding expected revenue, gross margin earnings per share, share count, taxes and stock-based compensation for the first quarter of 2011; expectations regarding not incurring meaningful income-tax expenses in the foreseeable future; statements about gross margins going forward; the timing of customer trials for product additions to the Unified Access portfolio; the timing of closing the proposed acquisition of Occam Networks; expected revenues, margin and accretion with the combined company; the expectation that Calix will provide additional guidance after closing the proposed acquisition of Occam Networks; industry growth trends and Calix’s expectation of continued success of certain products; significant customer spending trends; beliefs about its products’ fit in the market; statements about drivers of gross margins; expectations regarding revenue mix for stimulus projects; statements about the composition of and trends in deferred revenue; beliefs about Calix’s positioning to benefit from the Broadband Stimulus Program including the behavior of customers and the timing of revenues from customer contracts; statements about the OSMINE certification process and timeline; statements about customer upgrades and timing and the impact of those upgrades on gross margins; and beliefs that the Unified Access approach is the best way to build strategic value.

These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Occam Networks does not receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which Calix expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed acquisition; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Calix and Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s prospectus filed with the SEC on March 24, 2010 and its quarterly reports on Form 10-Q, Calix’s current reports on Form 8-K, Calix’s proxy statement/prospectus dated December 14, 2010 filed with the SEC and other SEC filings. These forward-looking statements speak only as of the date hereof. Calix is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.